EXHIBIT 99.1

NEW FOUND GOLD INTERCEPTS 89.5 G/T AU OVER 5.85M & 26.2 G/T AU OVER 16.2M AT DROPKICK ZONE AT KINGSWAY & PROVIDES PROJECT UPDATE

Vancouver, BC, February 11, 2025 - New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from five diamond drill holes completed as part of a step-out program at the Dropkick Zone. Dropkick is located at the recently acquired Kingsway property (“Kingsway”) that now forms the most northern extent of the Queensway Project and is on trend with numerous discoveries made further south along the Appleton Fault Zone (“AFZ”). New Found’s 100%-owned Queensway Project comprises a 1,756 km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-24-2193[4]	283.85	300.00	16.15	26.15	Dropkick
Including	296.00	296.35	0.35	1,128.00
NFGC-24-2197[4]	304.85	310.70	5.85	89.48	Dropkick
Including	306.60	307.60	1.00	514.09
And Including	306.60	307.00	0.40	1,067.00

Table 1: Drilling Highlights

4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. Details of all five drill holes are included in Table 2 and Table 3 below.

•	The highlight intervals of 89.5 g/t Au over 5.85m in NFGC-24-2197 and 26.2 g/t Au over 16.15m in NFGC-24-2193, spaced 25m apart, were intersected in a step-out program that has expanded the historic Dropkick Zone 75m along strike to the southwest. These intervals are the most significant high-grade results intercepted to date on the Kingsway block that now forms the most northern extent of the Queensway Project along the AFZ (Figures 2-5).

•	The Dropkick Zone is the most northern gold discovery found to date along the highly prospective AFZ. It is located 11km northeast of the primary discovery area that includes zones such as Keats, Iceberg and Keats West, indicating that the gold mineral system spans a considerable distance to the north (Figure 5).

•	Situated on the west side of the AFZ, and trending parallel to it, the Dropkick Zone now spans a strike length of 535m. Gold mineralization starts at surface, extends to 200m vertical depth, and exhibits characteristics similar to the primary discovery area consisting of free coarse gold contained in fault-fill quartz veins hosted by an interbedded sequence of siltstones and sandstones (Figure 3).

•	The high-grade intervals reported today occur on the southwest extent of the Dropkick Zone and are the first intercepts to indicate the high-grade potential for this segment of the structure. Drilling along strike to the northeast encountered lower grades accompanied by encouraging characteristics diagnostic of many of the productive structures identified to date.

•	These results are the first received from an initial phase of drilling with more results expected in the coming weeks. Follow-up expansion drilling is planned at Dropkick as this structure has limited testing and is open along strike and to depth.

Figure 1: Photos of mineralization at Dropkick, Left: at ~296m in NFGC-24-2193 and Right: at ~306.6m in NFGC-24-2197.

^Note that these photos are not intended to be representative of gold mineralization in NFGC-24-2193 and NFGC-24-2197.

Project Update:

•	As previously announced, the Company engaged SLR Consulting (“SLR”) in November 2024 to deliver a maiden resource estimate (“MRE”) and a preliminary economic assessment (“PEA”) (reference news release November 6, 2024). The MRE work is progressing well with results expected by early Q2 2025.

•	Required work programs are continuing, including but not limited to, metallurgical test work to support the completion of a PEA which is still targeted for Q2 2025.

•	The appointment of SLR to deliver a maiden MRE and PEA is an important milestone for the Queensway Project as it will provide the first assessment of mineral inventory and project economics, including cash flows, net present value (“NPV”), internal rate of return (“IRR”), and payback period.

Keith Boyle, CEO of New Found, stated: “This initial first-pass program at Dropkick is off to an excellent start and our team is thrilled by this early success. Until now, these grades and widths have only been observed in the primary discovery area, around the Keats Zone, over 11km to the southeast. Results like these are a testament to the strength of the gold mineral system associated with the AFZ, and this exploration discovery at Dropkick exemplifies one of the reasons that drew me to New Found: the ongoing discovery potential and district-scale growth opportunity.

“The acquisition of the Kingsway property has provided access to an additional 13km of prospective strike along the AFZ. This northern segment of the AFZ has produced several early discoveries while significant stretches across this high-priority corridor remain unexplored providing a multitude of near-surface targets and discoveries with growth potential that will be a focus of our 2025 exploration program.”

Figure 2: Plan view map of the AFZ on Queensway North

Figure 3: Dropkick Zone plan view map

Figure 4: Dropkick Zone Left: 3D cross-section (+/-25m looking northeast), Right: 3D plan view map

Figure 5: Dropkick longitudinal section (looking northwest)

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Waste	Zone
NFGC-24-2176[4]	154.00	160.90	6.90	2.50	4m	Dropkick
And[1]	178.70	184.20	5.50	3.61	4m
Including	181.35	181.75	0.40	31.97	4m
And[4]	356.00	359.10	3.10	2.90	2m
NFGC-24-2185[4]	52.10	54.50	2.40	1.11	4m	Dropkick
And[1]	133.60	136.00	2.40	2.40	4m
And[1]	146.00	148.50	2.50	1.20	4m
NFGC-24-2193[4]	270.00	275.75	5.75	5.76	4m	Dropkick
Including	272.60	273.30	0.70	19.30	4m
And[4]	283.85	300.00	16.15	26.15	4m
Including	296.00	296.35	0.35	1,128.00	4m
NFGC-24-2197[4]	304.85	310.70	5.85	89.48	2m	Dropkick
Including	306.60	307.60	1.00	514.09	2m
And Including	306.60	307.00	0.40	1,067.00	2m
NFGC-24-2200[1]	98.45	100.50	2.05	1.19	4m	Dropkick
And[1]	106.60	108.60	2.00	1.32	4m

Table 2: Summary of composite results reported in this press release for Dropkick zone

Note that the host structures are interpreted to be moderately to steeply dipping and true widths are generally estimated to be 170% to 95. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-24-2176	120	-45	392	663299	5438411	Dropkick
NFGC-24-2185	300	-45	380	663543	5438384	Dropkick
NFGC-24-2193	125	-45	419	663035	5438087	Dropkick
NFGC-24-2197	130	-46.5	356	663035	5438087	Dropkick
NFGC-24-2200	120	-45	140	663389	5438446	Dropkick

Table 3: Details of drill holes reported in this press release

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. The drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. As of February 2024, gold analysis at ALS has been performed by photon assay. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay and photon assay methods.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. MSA is an ISO-17025 accredited laboratory for the photon assay method.

At ALS for fire assay, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire-assayed, and two splits of the fine fraction (sized less than 106 microns) are fire-assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

Samples submitted to ALS beginning in February 2024 received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For “routine” samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill one 450g jar for photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is weighed into multiple jars and submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated February 11, 2025, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: “Keith Boyle”
Keith Boyle, Chief Executive Officer
Email: contact@newfoundgold.ca
Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; the interpretation of the results and benefits of the drilling program; future drilling and the timing and expected benefits thereof; the maiden resource estimate and expected timing and benefits thereof; a PEA and the expected timing and benefits thereof; assay results; the interpretation of drilling and assay results, the extent of mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the focus and timing of same; the merits of the Queensway Project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete the maiden resource estimate and PEA, the results and timing of the maiden mineral resource and PEA, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.